Exhibit 21.1

List of Subsidiaries

1)	Summer Infant (USA), Inc., a Rhode Island corporation

2)	Summer Infant Europe Limited, a UK private limited company;

3)	Summer Infant Asia, Ltd., a Hong Kong limited company; and

4)	Summer Infant Canada Limited, a Canadian limited company.